SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ADMA Biologics, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

000899104
(CUSIP Number)

David Johnson
Caligan Partners LP
515 Madison Avenue, 9th Floor
New York, NY 10022
(646) 859-8204

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000899104	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Caligan Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,264,311 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,264,311 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,264,311 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 000899104	SCHEDULE 13D/A	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON David Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,264,311 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,264,311 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,264,311 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 000899104	SCHEDULE 13D/A	Page 4 of 5 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. This Amendment No. 1 is the final amendment to the Schedule 13D and constitutes an "exit filing" for the Reporting Persons.

Item 2.	IDENTITY AND BACKGROUND

Item 2(b) of the Schedule 13D is hereby amended and restated as follows:

(b)	The principal business address of each of the Caligan Parties is 515 Madison Avenue, 9th Floor, New York, New York 10022.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons used a total of approximately $13,812,351 (excluding brokerage commissions) to acquire the Common Stock reported herein. The source of the funds used to acquire the Common Stock reported herein was the working capital of the Caligan Fund and the Caligan Accounts.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Caligan Fund and the Caligan Accounts purchased an aggregate of 250,000 shares of Common Stock in the underwritten offering announced by the Issuer in the Current Report on Form 8-K filed by the Issuer on December 6, 2022 (the "Offering"). As a result of the Offering, the Reporting Persons' beneficial ownership of the Common Stock was diluted below 5%. The Reporting Persons remain supportive of the management and strategy of the Issuer, believe the Issuer is still undervalued and represents an attractive investment opportunity, and may, depending on various factors, increase their beneficial ownership of the Common Stock above 5% in the future.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) and (e) are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages set forth in this Schedule 13D are based upon 220,902,744 shares of Common Stock outstanding as of December 9, 2022 following the completion of the Offering, as reported in the Issuer's Rule 424(b)(5) Prospectus filed with the SEC on December 7, 2022.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Other than the Caligan Fund's and the Caligan Accounts' purchase of 250,000 shares of Common Stock at a price of $2.86 per share in the Offering, there have been no transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty (60) days.

(d)	No person (other than the Reporting Persons, the Caligan Fund and the Caligan Accounts) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e)	December 9, 2022

CUSIP No. 000899104	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2022

CALIGAN PARTNERS LP

By:	/s/ David Johnson
Name:	David Johnson
Title:	Partner

/s/ David Johnson
DAVID JOHNSON